Exhibit 13.3

Webinar

FAT Brands Inc.

September 25, 2017

2:45 p.m. EST

OPERATOR: This is Conference # 092517fat.

UNIDENTIFIED PARTICIPANT: Good day, ladies and gentlemen, and welcome to today’s webcast, entitled “Burgers, Fries and Stock. Now you can invest in the FAT Brands IPO.”

Today’s conversation is powered by on-stream media. To submit a question or comment at any time during the webinar, please click on the “ask a question” button on the bottom of your screen. Simply type your message into the box, and click on the submit button. All questions will be answered at the end of today’s presentation.

At this time, it is my pleasure to turn the floor over to today’s host, Mark Elenowitz, the founder and CEO of TriPoint Global Equities. Mark, the floor is yours.

MARK ELENOWITZ: Hi everybody, this is Mark Elenowitz, I’m the founder of TriPoint Global Equities – we’re the underwriter for the FAT Brands IPO. I’d like to welcome everybody here to the Fat Brands webinar.

FAT Brands is a multi-brand, global franchising company, who’s flagship brand is Fatburger. Fat Brands is raising up to $24 million in a Reg A IPO. We’re offering 2 million shares at $12 per share, with a $96 million pre-money valuation. The company intends to list on Nasdaq under the symbol FAT. We are currently, at this point, just testing the waters, as the Form 1-A offering circular has been filed publicly, but has not yet been qualified.

I’m going to read to you now the legal disclaimer, and the forward looking statements.

This presentation may include forward looking statements, to the extent that the information presented in this presentation discusses financial projections, information or expectations about Fat Brands business plans, results of operations, products or markets – or otherwise makes statements about future events.

Such statements are forward looking. Such forward looking statements can be identified by the use of the words such as “should”, “may”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes.”

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This offering will only be made by – be made by an offering circular. An offering circular statement on Form 1-A, relating to these securities, has been filed with the U.S. Securities and Exchange Commission, but has not yet become qualified. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy.

Nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification, under the securities laws at any such state or jurisdiction.

I want to reiterate that at this time no money or other consideration is being solicited with respect to such offering, and if sent, in response to these materials, for such offering, it will not be accepted. No securities may be sold, and no offer to buys can be accepted, or any part until such time as the Reg A statement is qualified by the U.S. Securities and Exchange Commission.

FAT Brands does intend to list on a National Securities Exchange, it will be stated on Nasdaq, and doing so entails significant, ongoing corporate obligations – including but not limited to disclosure, filing, notification requirements, as well as compliance in applicable, continued quantitative and qualitative listing standards.

You can learn more after this presentation by visiting our website at banq – at www.banq.co – and there, you’ll find all the information on Fat Brands, including a link directly to the risk factors, and to the Form 1-A.

At this time, I’m going to introduce Andy Wiederhorn, who is the CEO and founder of FAT Brands, and he’ll give you a presentation. At the end of the presentation, we will be taking questions. We’ll try to answer everybody’s questions – there are quite a few people on today’s webinar – and if you’re unable to have your question answered at that time, please feel free to email us at sales@tpglobal.com, and we’ll respond as quickly as possible.

Thank you, and Andy, take – the floor is yours.

ANDY WIEDERHORN: Hello, everyone. Thank you for participating today. I’m delighted to talk to you about FAT Brands. Fresh, authentic, tasty – brands. It’s all about the food, with regards to the companies we franchise. And I’m going to walk you through the offering at each of the brands, and some descriptions of how our franchise company works, and I think you’ll find it very interesting.

To summarize and repeat what Mark has already said, we’re conducting a 2 million share offering at $12 per share that will be listed on the Nasdaq under the symbol FAT – fat. And we intend to pay a quarterly dividend. That will be 4 percent of the offering price on annual basis – $.48 a share.

First, I want to describe our organization structure, and then, the business model. Today, we have created FAT Brands as a global franchising company – that’s the box in the middle of the page. FAT Brands will list on the Nasdaq. Today, FAT Brands owns Fatburger North America and Buffalo’s Cafe and Buffalo’s Express – both franchising companies with several hundred restaurants around the U.S. and in other countries.

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At the completion of the offering, we are acquiring the Ponderosa and Bonanza Steakhouse companies, and that will bring our total number of units to more than 300 open, and a big pipeline of additional stores that have been purchased and are under development. And I’ll talk more about that in a minutes.

(INAUDIBLE) family office holding company owns 100 percent of the Fatburger brand and the Buffalo’s Cafe brand, and we’re contributing them to FAT Brands, and issuing 20 percent of the equity in this offering to the public.

By maintaining an 80 percent equity interest in the subsidiary FAT Brands, there are certain tax attributes that are beneficial to all parties, and also for the payment of a dividend – all parties will benefit equally by the payment of the dividend, meaning that 20 percent of the dividend will go to 20 percent shareholders, and 80 percent of the dividend will go to the 80 percent shareholders. So, it’s even distribution to everyone.

FAT Brands is a global franchising company. We do business, today, in 32 countries around the world – selling our different brands to our franchisees, and offering them choices in terms of what they offer their customers as franchises. This is an asset-light business model, which is very scalable. Asset-light means that we’re not investing in company-owned stores.

We are the franchise company – not owning and operating the restaurants. We’re not taking the real estate risk, the employee risk, the food and safety risk, or any of the capital-intensive investments necessary to build individual restaurants. We are just the licensing company, collecting royalties and franchise fees.

By owning multiple brands and having franchise partners around the world, this enables us to cross-sell each brand to our franchisees, and give them more choices of what brands they want to represent, in different markets. Just for example – if you are a franchisee in Qatar, you can only have so many Fatburgers, because they only fit it so many different malls or locations.

But, if you can offer Buffalo’s, or you can offer Ponderosa or Bonanza, your management team can grow and develop those additional brands, and serve the customers that you’ve already built a relationship with. So, it really gives us a compelling reason to continue to acquire brands, and offer them to our franchisees around the world.

We have a very solid history of strong domestic same-store sales growth. We have more than eight years in a row of positive, core-domestic same-store sales growth at our flagship brand, Fatburger.

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I’ll speak more about it specifically, but year to date, we’re up over 8 percent in our Fatburger brand domestically, and up almost 12 percent in the state of California. The industry trend right now is -2 percent, so we have a very positive same-store trend, and I’ll go over some of the reasons why a little bit later.

We also have a very diverse management team, and board of directors, and I think you’ll be very impressed by them.

The history of Fatburger started in 1947 – 70 years ago – in South Central Los Angeles, by a black woman named Lovie Yancey, who opened a burger shack in front of her house – and it was run by her boyfriend – and it was originally named “Mr. Fatburger.” The black entertainment community would come by and get their burgers late at night, after they were done with their performances, and the business thrived.

A couple of years later, Lovie dumped the boyfriend and changed the name to “Fatburger” – and went on to be a minority woman-owned business in southern California that grew and grew.

In 1990, she sold the company to Chris Blackwell – the Island Records Company producer – who produced Bob Marley and a number of other talents. And then, in 2000, Magic Johnson, and a number of other celebrities, bought the company.

In 2003, using our family office, I bought the company from Magic Johnson, when there were only 40 Fatburger restaurants in mostly southern California, Nevada and Arizona – 20 of which were company-owned stores, and 20 of which were franchises.

Today, there are more than 160 open Fatburgers and Buffalo’s Express, which I’ll talk about in a minute, and 20 Buffalo’s Cafes.

In 2011, we bought the Buffalo’s Cafe brand – based in Atlanta, Georgia – a 30-year-old restaurant company, and we (INAUDIBLE) in 2012, Buffalo’s Express, which is a fast, casual version of Buffalo’s Cafe. Buffalo’s Cafe is very much like a TGI Fridays or a Chili’s, with a full bar and a full, casual dining restaurant separate – with a chicken wings theme, and a full menu.

Buffalo’s Express is very much like a wing stop, serving wings and fries, bonus wings, chicken tenders, and all kinds of sauces and seasonings. Today, we have more than 70 Buffalo’s Express units.

Many of them are co-branded with our Fatburgers around the world, so that when you walk in, you see two signs for each brand – you see two different menu boards – one cashier, one point of sale system, and one kitchen. But, as a customer, you have the ability to order off two different menu boards, and have tremendous menu diversity, which customers like.

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So, we have our franchisees experiencing 20 to 30 percent higher average unit volumes, with the co-branded units. And, the customers get many more things to choose from.

At the completion of this offering, as we talked about, we’re going to acquire the Ponderosa and Bonanza Steakhouse brands – that’s another 120 restaurants. So, in aggregate, we will have more than 300 restaurants open at the closing of the offering.

And, we also have a pipeline of another 300 franchise units that have been paid for by franchisees and the Fatburger and Buffalo system, planning to develop those stores over the coming years.

The significance of explaining to you the development of the Fatbur – of the Buffalo’s Express brand, from the Buffalo’s Cafe acquisition is relevant because I expect that when we complete the acquisition of Ponderosa and Bonanza, the steakhouse chains, we will create a fast, casual – smaller footprint version – that we can sell to our franchisees around the world.

Consumers love (INAUDIBLE) brands. They love burgers, they love chicken, they love pizza, they love steak, they love coffee, they love dessert. They do not all love sushi or Indian food or Mexican food, but they love the American brands that I just listed. And so, to be able to take those kind of brands to consumers around the world, we will be focused on what we can sell with credibility.

Just as an example – I think it’s unlikely that you’ll see us buy a Korean barbecue brand and try to pitch that in the Middle East, or pitch that in Asia to our franchisees, versus acquiring American brands that have steady history where we can show credibility, and we can reposition the concepts – like we’ve done with Buffalo’s Cafe and Buffalo’s Express – or how we’ve grown the concepts like we have with Fatburger – from 40 stores to 160 open stores.

This slide that I’m showing you now illustrates the unit-level economics, showing that the average check for Fatburger is almost $14, the average check for a Buffalo’s Cafe is almost $22, and for a Ponderosa and Bonanza Steakhouse, it’s around $11.50.

The co-branded units, as I said, demonstrate 20 percent better average unit volumes, and give an added layer of profitability to our franchisees. An average volume of a Buffalo’s Cafe is close to $1.5 million, versus a Fatburger that might be $900,000 – but it’s a much bigger restaurant, twice the size, almost 4000 feet, and serving a full, sit-down meal. A Ponderosa and Bonanza average about $1.3 million in sales, annually, and take up even more square footage, between 4000 and 6000 feet.

Let’s just talk about the history of each brand for a minute. Again, the Fatburger brand started 70 years ago in Los Angeles, when we – in – when we acquired it in 2003, there were 40 locations. Half-franchised, and half-company-owned stores. Today, we do not own any Fatburger locations at corporate. We manage one store.

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On the Buffalo’s Cafe side, we own one store, and we are the franchisor of all the other units, including Buffalo’s Express. And, when we acquire Ponderosa and Bonanza, we will only own one store. So, it’s – that’s our asset-light model.

We’ve grown the Fatburger brand from 40 locations when we acquired the brand in 2003, to more than 160 units today, and a pipeline of 300 more units to be developed. We’ve made deals in 32 countries around the world, and we’re open in more than 18 countries, with our Fatburger brand, today.

Fatburger has a very well-established history with the Hollywood community. It really became their favorite burger, dating back to the ‘40s and ‘50s, when the brand started. And, it’s always maintained that affinity. So, we now have a digital media following of more than 1 million fans, scattered around the world, between ourselves and our various franchisees. And that will really provide strong awareness as we go through the offering, and even in the after-market.

Our celebrities tell us that Fatburger is their favorite brand because they love the burger. It’s really about the food to them, it’s not about the economics of being a franchisee or not, or of the different brands that they are exposed to. It’s all about the food for them, and it’s their favorite burger.

Again, Buffalo’s Cafe started more than 30 years ago, in Roswell, Georgia, and it’s a full, casual dining restaurant with a chicken wings theme. So, you walk in and there’s a bar on one side, there’s a restaurant on the other, there’s family dining areas – you can order a steak, you can order seafood, and you can order plenty of chicken with all kinds of sauces and seasonings.

When we created the Buffalo’s Express brand, this is really, as our co-branded unit, where you have both signs outside, and in some locations, we have a Fat Bar. Fat Bar is a full bar, very much like a Buffalo Wild Wings, where there’s a bigger TV package – the restaurant’s divided into the bar and the dining room, and customers can come in and order burgers, chicken wings, all kinds of you know, different fries with seasonings – and it’s really a good experience. And, in comparison to Buffalo Wild Wings, it’s just much better food.

The Ponderosa brand – oops, this slide just went forward. The Ponderosa brand offers choice of different steaks that you can order at the counter, and then you can help yourself to all-you-can-eat salad bars, pasta bars, dessert bars. There are more than 120 Ponderosa and Bonanza units open, and that’s in more than 20 states and seven different countries. We think that there is tremendous opportunity to reposition and grow the Ponderosa and Bonanza Steakhouse brands. A big part of our success in the recent few years has been with home delivery – using delivery services, and to-go business. When we entered, as a pioneer, the Grubhub, Postmates, UberEATS delivery platforms, helping them establish the right way of doing business – originally it even involved delivering 400 burgers in bags at a time to Uber drivers who would then distribute them around the city.

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Of course, today you now have platforms like UberEATS or Grubhub, where you place your order and it immediately goes into the POS system, and a restaurant near you cooks the food.

I think there is that same opportunity in the casual dining sector. Americans love casual dining food. They love the home-cooked meal style of the food. But, they don’t all love going to the restaurants and sitting and eating the food, and taking that much time – or even the experience.

And so, packaging and delivery will be opportunities for us to take advantage of in the coming year, with the Ponderosa and Bonanza brands, as we extend their customer base to home delivery and mobile, online ordering.

We talked, a little earlier, about Fatburger’s same-store sales growth as our flagship brand. We’re experiencing domestic same-store sales growth greater than 8 percent, which is really unheard of right now.

And, I told you, also – more than 12 percent in California, year to date. And if you can see on this slide, the industry trend – which is down more than 2 percent. And so, we have a 10 point gap in our same-store sales growth.

I attribute most of that to the success we’ve had over the last few quarters with delivery – compared to our competitors. You know, as we became a pioneer with these delivery services, it exposes our brands to all the different customers of the delivery service – not just regular Fatburger customers or Buffalo’s customers, but it – it exposes us to all of the customers that already regularly visit those apps, to pick their food.

And now, they see Fatburger as a choice, and you know, what everyone wants from time to time, is a great burger, shake or fries. So, that’s really been a successful opportunity for us.

Just to reiterate with the asset-light business model stands for – we do not plan on owning and operating the restaurants. Even though we have just a couple to start with, and I don’t want to say never, that we’ll end up buying a franchise or a franchise operation, or buying another brand that includes some company-owned stores – it is not our primary business strategy, and they will never be a significant portion of our investment.

We think that the asset-light business model enables us to focus on the health of our customer. And our customer really is the franchisee. What we care about is the profitability of our franchisees, and their success.

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Because, if they’re successful, they stay in business, they continue to pay us royalties – hopefully that number grows as their sales grow, and they build more stores and pay us even more royalties. So, their success is our number one focus.

Obviously, we want the end customer to have the enjoyable experience in the restaurant, eating burgers, eating chicken wings, eating steaks, or whatever other brand. But, what’s critical to us is the financial health and stability of our franchise partners, because they really are just that – our partners.

Unit-level economics are displayed on this slide that you can see presently, showing you an average unit that might generate $800,000 or $900,000 in system-wide sales for a Fatburger and a Buffalo’s Express combined – in the middle of the page. Dropping $180,000 to the bottom line if the franchisee is an owner/operator/manager.

So, for investment of around $400,000, to build a Fatburger/Buffalo’s Express, that franchisee can really create a job for himself and generate almost $200,000 a year of income – and that’s over a 40 percent return.

The Buffalo’s Cafe standalone model, on the far right, shows an $800,000 investment, similar to Ponderosa. You’re building twice the size of a restaurant. You may generate more dollar profit – $225,000 in this example – it’s a little bit lower return on investment, but in absolute dollars, it’s a higher number. So, there’s, you know, a lot of opportunity and a lot of choices for the franchisee to choose from.

We have a very diverse franchisee network. The significance of that is that there isn’t any one franchisee, that if they went out of business, which they do from time to time, someone would drag down a material part of our earnings or our business in any way.

Today, we’re open in more than 20 states and in more than 20 countries, with another dozen countries, or so, under development. We operate in four continents. We have 46 different multi-unit operators, out of a total of 127 franchisees. So, that means the other 81 franchisees are mom and pop operators. But there isn’t any one operator that owns more than five or ten units, so there isn’t any real exposure on that basis.

And, again, just to summarize – at the completion of the offering, we will have more than $300 million per year in annual system-wide sales, for the four different brands – Fatburger, Buffalo’s, Ponderosa and Bonanza. We will have more than 300 units committed to be developed under our Fatburger system, and more than 300 units open presently.

We have another acquisition we anticipate making in the fourth quarter that will further scale our Buffalo’s Cafe Wings unit, and will take it up to close to 90 units, instead of 20 Buffalo’s Cafes. It’s regionally-centric to where Buffalo’s is based, in the Atlanta area – very common in terms of its menu and theme, and will grow our unit count, then, to close to 400 units and $400 million in sales.

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So, we’re very excited to complete that acquisition and announce it to all of you, when we get to the definitive agreement stage. Right now, we’re just conducting due diligence.

Our platform is very scalable, because we have management teams stationed in the Middle East, in Asia, in Europe, in Canada, and here in the U.S. to support our franchisees, our customer, the franchisee. This is just a series of bullet points, on this slide, that kind of demonstrate what the services are that a franchisor provides to the franchisee.

Things like site selection, restaurant design, training, marketing and PR support, digital media strategy, supply chain assistance – organizing where the food is purchased, where the equipment is purchased, financial budgeting, and some operational oversight.

Our management teams are in the restaurants all the time. Our job is to help the franchisee run his restaurant better. So, sometimes you hear in the franchise business, people talk about the franchisor as if you are the franchise police. You’re in there to find something wrong in a restaurant.

But, our franchisees really don’t look at it that way. They often say to me, we would like to have your franchise business consultants in the restaurants as often as possible, because you’re making sure that my management team is doing a good job running our store, and delivering profitability and a good experience to the customer.

And, the other thing that they want is – they want to know that our franchise consultants are in the other franchisee’s stores, making sure that quality and integrity is there everywhere, so that some franchisee doesn’t make a mistake somewhere, or do something wrong, and that negatively affects the overall perception of the brand, and affecting the other franchisees. So, it’s really a cooperative effort.

We don’t sell the franchisees equipment, we don’t sell them food, we just charge a full royalty. So, we really have an alignment of interest for them.

This next slide just shows our existing units in black, and then our committed units, to be built, under development, in red – and shows, in scale, how we approach almost 700 stores, and relative to our competitors – like Shake Shack or The Habit Burger, we’re much, much bigger in scale and in size.

This is a breakdown of that pipeline of new stores, showing the split between North America and international growth. It’s about 50/50 of those more than 300 units. We just recently signed a new, 50-store development deal for the state of Texas, and a 15-unit development deal for the United Kingdom.

We already have stores open in the greater London area, but we’re entering the second developer relationship now, and we’re excited to see our success there grow across the country, not just in the greater London area.

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When we look at additional brands to acquire, it kind of fits the trend of what I spoke to earlier. We’re looking, primarily, for American brands that we can cross-sell to our franchisees around the world. I’m not going to say never to anything, but primarily, we want brands that we believe we can sell in every country around the world.

We want asset-light business models, with steady cashflow. You’re not going to see us pay a crazy multiple for the prettiest girl at the dance, where we can’t justify the purchase price, and it wouldn’t be equative to our financial model and our earnings. We want long, steady operating performance from franchisees, where we can cross-sell those brands and distribute them to our franchise partners around the world.

If you think of it at a macro level, if we can buy royalty streams that might be at a six or eight times future royalty cashflows – for the next 12 months – and we can eliminate duplicative overhead, there’s significant savings there. Just, by example, the Ponderosa and Bonanza acquisition.

If we acquire this brand for $10-1/2 million, which is the stated purchase price in the offering document, that brand – right now – has about $4 million in royalties and franchisees annual income. They’re only dropping to the bottom line a few $100,000. So, they have almost $4 million overhead today. So, they hardly make any money.

But, post-acquisition, if we eliminate the corporate headquarters, or you know, the duplicative legal department, or the accounting department, or some of the services that really can be handled by FAT Brands corporate office, then we’re going to drop to the bottom line more than $3 million.

In that example, we’re paying less than four times cashflow. And, given the comparable multiples that companies like FAT Brands will trade at in the marketplace, it’s very, very accretive to make these acquisitions.

So, that’s really our strategy, at a high level. Acquire steady brands with steady cashflows, focus on the health of the franchisees, and make sure the multiple to the cashflow, post synergies, is very accretive to the market and to our shareholders.

Technology in the restaurant business has changed everything. In the old days, brands used to develop their own apps for their phones, or mobile apps, and they would pay $50,000 or $100,000 per app, and those apps would only last six months, and they’d become technologically obsolete.

Today, with low key programs, provided through different third-party service providers, and delivery services organized by market leaders like Grubhub or Postmates or UberEATS, those delivery companies generate the delivery apps, and they just list our menu on their apps.

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It does two things – like I said earlier. One is, we don’t have to be in the app development business, which is very expensive. There are two companies that, I think, have the best restaurant apps in the market – Starbucks and Dominos.

You can watch the chef take your pizza and put it in the oven, take it out of the oven, put it in the car – it’s out for delivery – you get the name of the driver, he’s on his way, you can track him driving up the street – you know when your pizza’s there. It’s a fantastic app. Starbucks, you can order your coffee ahead of time, and you don’t have to wait in line while they make it, and you can just walk in and grab it to go.

But, those apps cost more than a million dollars, a piece, to build. They’re very, very expensive. The delivery services have taken that headache out of the operator’s hands, and you no longer have to be in the technology business.

And, like I spoke about earlier, we are now exposed to the delivery app’s customer base, not just our own customer base. So, if you are an UberEATS or – first of all, if you are an Uber member, you have access to UberEATS. So, you have a huge, huge user base that accesses UberEATS.

If our menu is one of the leading restaurant concepts on UberEATS, we’re at the top of the list, and all of the UberEATS customers see our brand, and it’s very easy to click and order what you want, and have it delivered in a few minutes.

And, the delivery service providers today don’t allow crazy distances. So, you don’t have long delays where the food is cold, and you know, not in good form. They keep it relatively close by, within 30 minutes for delivery. So, it’s been a very good partnership for us, and promoted same-store sales from a much lower level, to now up almost 12 percent in California, and 8 percent domestically.

One thing that I want to point out, which is what this slide illustrates – is that the franchisor business model is extremely profitable from a margin perspective.

If you look at Shake Shack or The Habit Burger, which are both great brands, and have been very successful with their growth and development over the last few years – in Q2, I think that each of those companies generated approximately $90 million in total sales, give or take. The Habit Burger dropped to the bottom line, $1.9 million – and Shake Shack, $4.9 million. Somewhere between 3 and 5 percent, bottom line, net, net, net, net, net.

Our margin, on a proforma basis, at FAT Brands, including acquisitions that we’ve planned to make, that’s why I say “proforma” – is close to 60 percent. So, the margin for us to add brands to our bottom line is significant. We have very low fixed costs. Marginally, we need marketing departments to help support each new brand that we buy, we need franchise business consultants to be in the field with our franchisees, but all the other duplicative overhead doesn’t exist.

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And, going into any kind of economic crisis or other event in the coming few years, in the normal evolution of the cycle – and there is always a cycle in the restaurant business – I want to be the guy with the 59 percent margin, not the guy with the 3 to 5 percent margin, trying to navigate through declining same-store sales, or a blip, for some reason or another, in our revenues.

When we have the kind of margin we have, we can sustain any of that, and position ourselves to be very lean, and deliver a return to shareholders, to pay that 4 percent dividend, and reinvest our capital to buy more brands.

We have a very experienced management team. If you add up the amount of years in the restaurant industry, you hit something more than 200 years on the lefthand column here, with the different Wiederhorns, and our brand presidents and chief financial officer.

So, we have a separate chief marketing officer for all of our brands – coordinated by Thayer Wiederhorn. Chief development officer means franchise sales of all of our brands – by Taylor Wiederhorn. And then, we have two brand presidents – one for the Fatburger brand, and one for the Buffalo’s Cafe brand – an we’ll have one for the Ponderosa and Bonanza brand, after the acquisition.

Our management team’s very strong and experienced in the franchise business, and everyone has been with the company for almost 10 years or more.

On the board of directors side, we have Ed Rensi as our chairman of the board. Ed Rensi is the former president and chief executive officer of McDonald’s, USA. He’s a 31-year McDonald’s guy, 13 years as president and CEO. No one more experienced in the franchise industry than Ed Rensi, the former president of McDonald’s.

Then, we have five other independent directors – a total of six out of seven directors are independent – I’m the seventh director. So, we have Mark Holtzman (ph), experienced public company director, Jim Neuhauser, an investment banker, Jeff Lotman, an experienced brand global licensing expert, Squire (ph) Younger (ph), a former Arthur Andersen mergers and acquisitions and consulting partner, and Silvia Kessel, from Metromedia – their chief financial officer. Very experienced, independent board of directors.

And that’s our presentation today. And, at this point in time, we’re going to open up the floor for questions, and they will be directed to either myself or to Mark Elenowitz.

ELENOWITZ: Please feel free to ask any questions, utilizing the question and answer window on your screen.

So, we have our first question here. To what extent does your future, long-term growth projection rely on the acquisition strategy?

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WIEDERHORN: Well, to begin with, we have a 300-unit pipeline of existing committed units at Fatburger and Buffalo’s Cafe. So, our acquisition growth strategy is certainly something that I think will help us find additional brands for our franchisees around the world, but we already have a very healthy, organic growth plan. And just in the last month, we signed 50 new stores for the state of Texas, 15 for the U.K., and a few stores in southern California. So, we really have a strong, organic development plan.

And, of those 300 units, I expect that we’ll build a good 30 units a year, just from our committed pipeline. So, you know, 10 percent organic growth is fantastic, on top of our acquisition strategy.

ELENOWITZ: Next question is, what is your EBITDA margin?

WIEDERHORN: You know, we just discussed that earlier in a slide that was probably before that question was entered. But, it’s almost 60 percent. It’s very, very strong, compared to restaurant operating companies that only make between 3 and 15 percent.

ELENOWITZ: We have a question that came in that said, we see that your same-store sales are up quite a bit, and that seems to be very impressive. Do you anticipate that to continue?

WIEDERHORN: That’s a really good question. I don’t know if same-store sales can really keep up with that kind of pace. I mean, domestically, we’ve had eight years in a row of positive, same-store domestic comps. Internationally, it’s spottier. The Middle East has been a challenging environment the last couple years – Asia is on fire for growth.

The delivery aspect of our business has been a market leader. We’ve been, you know, one of the gold standards for delivery. Can we keep up with that kind of pace? You know, I hope so, and we’ll be very competitive to try to, but look. You want to compare us to the industry trend. If the industry trend is off 2-1/2 percent, and we’re up 8 percent, we just want to be better than the trend by as much as we can. And I think that will be how to judge us.

ELENOWITZ: Question just came in – can you go into a little bit more of a brief detail on how, in an aquisit – asset-light model, quality is maintained among franchises – i.e., food quality, taste, product delivery, customer experience, and the customer issue resolution.

WIEDERHORN: That’s a great question, also. So, in a franchise business model, you’re buying a system of how to do it the right way.

And, as the economy is focused on small business in the next couple of years, or next couple of quarters – clearly, our government is behind small business – you’re going to see tremendous growth in the franchise industry, because it’s a more logical path to success than being an independent person, starting your own business. Ninety-five percent of franchises succeed, 5 percent of small businesses that are started by entrepreneurs succeed. So, you have a guaranteed success rate.

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The point to that example is that – why would you sign up to be in the franchise industry, if you don’t want to follow the rules and the guidelines about how to be successful? We really don’t see this as a big problem in our business.

Our existing franchisee base understands that we’ve organized the supply chain for them, we’re not selling them the food, we’re not selling them the equipment. We’re just helping train the staff and organizing the supply chain for them, to get them the best price, given the recipes and standards that we want to see delivered to customers.

So, our franchise business consultants are in the field and our franchisee’s restaurants all the time. They don’t work out of a corporate office, ever. They’re always out in the field. They have home offices, or they’re in their cars, or they’re in the restaurants. They are not making, you know, decisions on a blackboard somewhere, they’re helping our franchisees.

And so, they’re inspecting where the supply chain is coming from, are the standards being met – and there’s regular inspections of those restaurants that we get to see, and that get uploaded into our system. It really isn’t a big problem, it’s more of a training exercise and effort on our part. It’s not so much the police, it’s the coach – that’s the role that we take.

When we make future acquisitions, we are evaluating the strength of the team, out in the field, supporting the franchisees. And, if we find that we need to add to the team, that’s what we do on any brand. Just like, as we acquire the Ponderosa and Bonanza brands, we’ll further evaluate the strength of their franchise business consultants, and see if they need additional help.

ELENOWITZ: Next question we just got is, where is the biggest, geographical growth area? I think you had a Fatburger in New York, is that still growing? And are there any Fatburgers in New York City at this time?

WIEDERHORN: There’s nothing on the East Coast for Fatburger, it’s all Colorado, or west. We have been in the New York area before, but the building that we were occupied is being redesigned as a condominium project, so the owner closed the restaurant. But, we want to be in the New York area.

Our biggest growth, honestly, is on the west coast. It’s very consistent, we have tremendous brand equity, and we see stores constantly being purchased to be franchise locations. We’re just in the middle of five or six new deals right now – this week – in California, which is great for us.

Around the world, we see very strong growth in Asia. We get a new, 15-store development deal in Beijing a year ago; they’re opening their first store in the next few days. We’ve been in Beijing for more than eight years, with our original franchise developer, and they now have four or five stores in greater China, both Beijing and Shanghai.

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So, we think – see Asia as a huge, huge growth opportunity today, not only in mainland China – we’re in Malaysia, we’re in Indonesia, we’re in the Philippines, we’re in Pakistan, we’re in India, we have, you know, tremendous opportunity in Asia, to grow.

We’ve been in 17 different Middle East countries – we’re open in many of those, still, today. That market will stabilize a little bit, and it will be able to return to growth there.

Our Canadian partner is up to 55 franchise locations in greater Canada today, many of them sub-franchised to individual operators, and they see that market doubling in size, either organically or by acquisition, over the next couple of years. So, we think that Canada will continue to be, you know, a leading market for us as well.

ELENOWITZ: Next question we have is, as you move forward towards mobile, it’s important to expand menu offerings, specifically at Fatburger, to compete with the vast amount of options available on Grubhub, Postmates, et cetera.

WIEDERHORN: So, this is interesting because, when I bought the Fatburger brand, it was really just selling burgers. We also had a turkey burger on the menu. We sell, annually, over a million turkey burgers.

We added veggie burgers and more chicken sandwich products, fried chicken, grilled chicken, spicy chicken, all kinds of things like that. And, honestly, we sell 500,000 veggie burgers a year, and we sell more than 500,000 chicken burgers a year.

So, having diversity is important, but we are, you know, we are what we are at Fatburger. We’re selling hamburgers, mainly, and that’s what 90 plus percent of the the customers order.

Having something else for the other customers is always a good way to prevent the no vote, and then having the Buffalo’s Express co-branding opportunity really differentiates us from the other burger guys, because you can come in and have a chicken salad, and it can be made up of chicken tenders with one of the many different sauces that you want, or you can go on the healthy side and order a skinny burger, which is a Fatburger without a bun, that’s only 300 calories if you don’t have mayonnaise.

So, I mean, there’s a lot of options for menu diversity that we’re mindful of, in addition to have the co-branding, to be competitive.

ELENOWITZ: I’m going to answer the next question. Will investors in the Reg A offer be liquid upon the IPO, and can you give projections for the next five years?

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So, I’m going to tell you this backwards. The company is not providing any guidance or projections beyond what’s already in the Form 1-A, so, unfortunately, there’s not going to be any forward-looking statements.

In terms of the IPO, the shares are liquid. If you are allocated shares, and participate in the IPO, there is no restriction period. You’re free to sell the security, or dispose of as you wish.

Next question after that is, can you talk about the Ponderosa and Bonanza acquisitions, and how can you use existing express strategies and brands to help drive revenues?

WIEDERHORN: Yes, this will be a challenge for us, but it will also be an opportunity for us. I think that Ponderosa has tremendous brand equity in the markets, you know, in the Midwest and the Northeast and the Southeast, where the brand has been around for a very long time, more than 50 years. And again, like I said earlier, casual dining is a type of food that consumers love. You love home-cooked meals, everyone does.

And so, to be able to add delivery, whether that’s a prepackaged list of items, such as, you get a steak, you get mashed potatoes, and you get six other side dishes of one kind, or six other side dishes of another kind, and that’s for $11.50, to feed, you know, a family of four – you’re under $50, even with the delivery fee. It’s a great value-add proposition for middle America, and I think there’s tremendous opportunity.

Creating a fast, casual version of the Ponderosa Steakhouse brand, or taking the Ponderosa barbecue angle, or even creating Bonanza Steak and Barbecue, with a full bar – there’s a bunch of different business models that we will apply to specific locations. But, I think, internationally – having a much slimmed-down version of Ponderosa and Bonanza, to offer our franchisees, will be the key to growth and success there.

ELENOWITZ: Similar question about the corporate stores. If you don’t own any corporate stores, and your profits are fixed at 4 percent of store sales, do you have any plans to start corporate-owned stores?

WIEDERHORN: So, our royalties are generally 6 percent of sales, not 4 percent of sales. Still are some master franchise deals that have a lower royalty rate, or special circumstances, but generally – when we enter a new agreement – it’s 6 percent of sales. And that’s in addition to marketing assessments, which the franchisees pay.

We do not want to be in a company-owned store business. I’m not going to say never, because once in awhile there are opportunities that – on the real estate side – that may require corporate to be the operator, or you know, there’s some other opportunity, to buy a brand, take on the company-owned stores, and then figure out later whether we refranchise them or we just keep them, if they’re cashflowing profitably.

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But, we do not intend, by and large, to develop company-owned stores, to spend capital on that, to take that risk, to sign a long-term lease, and ride the real estate and economic cycle. That’s just not our business model.

ELENOWITZ: We have a follow-up question. Would you consider self-financing any of the franchises? Is that part of your strategy? Do you provide any financing to your franchisees at all?

WIEDERHORN: Today, we do not provide financing to our franchisees. We organize third-party lending relationships with our franchise partners when they need to do cap-backs. We have a very good cap-ex success story.

A number of the older, legacy Fatburgers that have been remodeled, have seen significant increases in sales. So, it’s a very prudent way to get your franchisees to reinvest in the system, by organizing financing for them from third parties.

We do not intend to be a financier of our franchisees. It’s just a risk that I don’t think makes sense for us to take, and there’s plenty of third-party offerings out there, for franchisees to choose from, for financing.

ELENOWITZ: We’re getting a common question of – how do I buy shares in the IPO, and can I participate now?

At this point in time, the company is only testing the waters. If you do have indications that you’d like to participate, you can visit banq.co and subscribe on the “indication of interest” tab. Once the company is qualified, at that point the company will be accepting offers, where you’d be able to subscribe.

In addition, there are many members of the syndicate who are probably on this call, and perhaps you’re a client of one of those syndicate members. You can call your broker, and ask them to be able to participate, or you can visit Banq, and get additional information – see the entire offering circular and risk factor disclosure – and indicate at that point.

We have one more question here, that just came in. What do you see as the biggest driver of growth, going forward?

WIEDERHORN: Well, I think it’s different in different markets, and it’s different by brand. We know, on the Fatburger and Buffalo’s Express brand, delivery has been the biggest driver we’ve seen in the last 24 months.

I think international development of some of these concepts will also be a significant driver, like it was for Fatburger, on the Ponderosa and Bonanza side in the coming months, and implementation of delivery for those brands will further add to momentum. So, I think it’s just different, depending on which brand it is, and what has been done or hasn’t been done in a particular market.

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Right now, we sell frozen Fatburgers in more than 4000 Walmarts – those are patties that you buy a box of six of them, and you take them home and cook them yourself on the grill. That gives us tremendous brand awareness. We hardly make any money on it, but it’s a great brand driver.

Additional growth for grocery-centered delivery, where you can take chicken wings or steaks or something else that our customers can access with brand familiarity, just drives sales in the restaurants. So, that’s another avenue for growth for us.

ELENOWITZ: Our last question here is, what does your acquisition pipeline look like, beyond the growth in hand?

WIEDERHORN: So, we have two more acquisitions that we’re interested in pursuing before the end of the year. One of them is another chicken wing chain – that’s a theme of adding that to our Buffalo’s Cafe brand. The other one is a well-established restaurant company with a lot of opportunities for growth. And (INAUDIBLE) two very established brands that I think would be excellent additions for us, one that is domestic-only, the other one is international. And one is just a few units, but is vastly expandable, and the other chain is more than 150 units, so I think it’s – it would be a good scale for us to add.

So, we have a healthy near-term pipeline, and a healthy long-term pipeline. You know, we’re very focused. We need to digest what we’re acquiring now, and I think we’ll be ready for you know, additional acquisitions, some time later in 2018.

ELENOWITZ: I’d like to thank – oh, we just got one more here. Let me just see if this is something we can answer. In terms of valuation, how does FAT compare, in terms of the price to earnings ratio for 2013 EPS and 2018 EPS?

We’re not answering on 2018. What I can tell you is that the company is – on proforma earnings of this year, of 12 million, the company is coming out at 120 million post-money, 96 million pre-money valuation. In comparison to its peers, the most likely comp is a company called MTY, trades on the Toronto stock exchange, and you can review that to look at the price to earnings ratios.

So, there aren’t any additional questions. I’d like to thank everybody for joining us today. Again, I encourage you to visit banq.co to get full information on the offering, including the offering circular and the risk factors disclosure.

You can indicate your interest at that point, and in the near term, when the company is qualified, at that point they’ll be able to take orders. You will be notified and be able to participate in the offering.

If you have any additional questions that we weren’t able to answer today, feel free to email us at sales@tpglobal.com, and we will respond as quickly as possible.

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Thank you again, and we look forward to successful offering.

UNIDENTIFIED PARTICIPANT: Thank you; this does conclude today’s conference. We thank you for your participation. You may disconnect your lines at this time, and have a wonderful day.

END

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